November 18, 2004


Stephen A. Van Oss
Senior Vice President and Chief Financial and Administrative
Officer
WESCO International, Inc.
255 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219

Re:	WESCO International, Inc.
		WESCO Distribution, Inc.
      Registration Statement on Form S-3
      Filed October 22, 2004
		File No. 333-119909

Dear Mr. Van Oss:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table
1. Assuming that WESCO Distribution is eligible to use Form S-3, the amount of securities registered should be allocated between the two issuers. In addition, the fee table and footnotes should be revised to indicate the amount of securities to be issued by each registrant.
In the event that WESCO Distribution is eligible to use general instruction I.B.2 but is not eligible to use general instruction I.B.1, the table should reflect that WESCO Distribution will only be issuing non-convertible investment grade securities, and the disclosure in the prospectus should be similarly revised. For instance, we note the disclosure on page 9 that appears to indicate that either of the registrants may issue convertible debt securities.
In addition, the prospectus should be revised throughout to reflect the securities being issued by each registrant.
2. We note footnote 12. Please revise the fee table to register a specific number of underlying securities, based upon a reasonable, good-faith estimate of the number of securities to be issued.

Description of Capital Securities - Page 18

      Common Stock - Page 18
3. Your disclosure may not be qualified by reference to laws.
Please
revise the third paragraph of this section accordingly.

Description of Purchase Contracts - Page 24
Description of Purchase Units - Page 25
4. We note that purchase contracts and/or purchase units may be composed of third-party debt securities. Please note that registered securities may not be convertible or exercisable for other securities that are not registered under this registration statement unless the registered security is not legally exercisable immediately or within one year of the date of sale of the registered security. Please register the underlying third-party debt securities mentioned in these sections.
5. We note that you have registered an offering of purchase contracts and purchase units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, including, for example, any income deposit, enhanced income, enhanced yield or similar securities, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required. If you determine to conduct an offering of any purchase contracts and/or purchase units, you should file a post-effective amendment or submit supplementally the prospectus supplement in advance of the offering.

Selling Stockholders - Page 25
6. The prospectus states that the registered securities may be offered and sold directly by the issuers or selling security holders.
Securities that are registered on Form S-3 pursuant to general instruction II.D of Form S-3 must be offered pursuant to general instructions I.B.1 or I.B.2 of Form S-3, which relate to primary offerings by the issuer. The unallocated shelf procedure may not be utilized by selling security holders. However, please note that a secondary offering may be included in the registration statement provided the class of securities, number of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table, and the selling security holders are identified. Also revise your references to use of the procedure by you "and/or" the selling stockholders throughout your document.

Exhibit 5.1
7. Please note that upon each of WESCO International`s or WESCO Distribution`s issuances of securities pursuant to this registration statement, you must file an amended opinion that does not include the assumptions that currently underlie your opinion.
8. With respect to the securities offered by the selling stockholders, it is inappropriate to file an opinion that assumes conclusions of law that underlie the ultimate legality opinion, such as those set forth in paragraph 7 of the opinion. For example, we note the assumptions regarding the due authorization, execution and delivery of stock certificates.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
      Assistant Director


cc (via fax):	Michael C. McLean, Esq.

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WESCO International, Inc.
WESCO Distribution, Inc.
November 18, 2004
Page 1